December 29, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Julie Sherman (Mail Stop 6010)

Dear Ms. Sherman:

Re:	Meridian Co., Ltd. Amended Form 20-F File No. 000-32359

Followings are the answers in response to your 2nd comments letter dated December 12, 2005

Report of Independent Registered Public Accounting Firm

1.
We have discussed this issue with a staff of the Public Company Accounting Oversight Board (United States) and been confirmed that a non-member of PCAOB still refer to “the standard of the Public Company Accounting Oversight Board (United States)” in reissuing audit report that has originally issued prior to the effective date of this standard.

Note 13. Long-Term Debt

2.	We will revise the disclosures outlined in paragraph 25 of SFAS 15 in future filing:

In connection with your review of our above statements, we acknowledge as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hyeon Seong Myeong /s/

Hyeon Seong Myeong, President and CEO
Meridian Co., Ltd.